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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                 SCHEDULE 14D-9
                                (AMENDMENT NO. 2)

                      SOLICITATION/RECOMMENDATION STATEMENT
                         PURSUANT TO SECTION 14(D)(4) OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                            CAPITAL PROPERTIES, INC.
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                            (Name of Subject Company)

                            CAPITAL PROPERTIES, INC.
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                      (Name of Person(s) Filing Statement)

                 CLASS A COMMON STOCK, PAR VALUE $0.01 PER SHARE
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                         (Title of Class of Securities)

                                    140430109
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                      (CUSIP Number of Class of Securities)

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                                BARBARA J. DREYER
                                    TREASURER
                            CAPITAL PROPERTIES, INC.
                                 100 DEXTER ROAD
                       EAST PROVIDENCE, RHODE ISLAND 02914
                                 (401) 435-7171
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                  (Name, Address and Telephone Number of Person
                 Authorized to Receive Notice and Communications
                  on Behalf of the Person(s) Filing Statement)
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        This Amendment No. 2 (this "Amendment") amends and supplements the
Schedule 14D-9 filed with the Securities and Exchange Commission (the "Commission") on May 16, 2005 (the "Schedule") by Capital Properties, Inc., a Rhode Island corporation (the "Company") as amended by that certain Amendment No. 1 to Schedule 14D-9 filed by the company with the Commission on May 31, 2005. This Amendment relates to the tender offer by Mercury Real Estate Advisors LLC, a Delaware limited liability Company, Mercury Special Situations Fund LP, a Delaware limited partnership, and Mercury Special Situations Offshore Fund, Ltd., a British Virgin Islands company, and David R. Jarvis and Malcolm F. MacLean IV, each an individual (collectively, the "Bidder"), to purchase up to 285,000 shares of the Class A Common Stock, par value $0.01 per share (the "Class A Common Stock" or "Shares"), of the Company at a purchase price of $22.00 per share, net to the seller in cash, without interest thereon (the "Offer"), upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 2, 2005, and in the related Letter of Transmittal.

        ITEM 3. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

        Item 3 of the Schedule is hereby amended to add the following paragraphs:

        On June 3, 2005 the Company received a letter from the Bidder in which the Bidder discussed irregular trading patterns in the stock of the Company since the commencement of the Bidder's Offer and notified the Company that the Bidder has asked the market surveillance department of the American Stock Exchange and the Commission to investigate the trading in the Company's stock. Secondly, in connection with the Company's letter to shareholders dated May 16, 2005, in which the Company stated that it was not able to take a position on the Offer from the Bidder, a copy of which is attached as Exhibit (a)(2) to the Schedule, the Bidder questioned the Company's failure to describe any benefits to shareholders in accepting the Offer and requested that the Company's independent directors consider whether they have met their obligations to provide full disclosure of the all aspects of the Offer. A copy of the Bidder's letter is attached hereto as Exhibit (a)(5)(i).

        On June 8, 2005, the Company sent a letter to the Bidder stating that the Bidder's letter to the Company dated June 3, 2005 was presented at a meeting of the Board at which all of the members of the Company's Board of Directors were present. The Company's letter further stated that each Director is fully aware of his obligation as a director under the corporate law of Rhode Island and the United States securities laws and that no executive officer or director, or any affiliate of any executive officer or director, has purchased or sold shares of the Company since the commencement of the Offer. The Company's letter also set forth that the Company's Board of Directors unanimously concluded that its letter to shareholders dated May 16, 2005 in which it stated that it was not able to take a position with respect to the Offer, presents all material information relating to its assessment of the Offer. A copy of the Company's letter is attached hereto as Exhibit (a)(5)(ii).

        ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

        Exhibit (a)(5)(vii) Letter dated June 3, 2005 from the Bidder to the Company.
        Exhibit (a)(5)(viii) Letter dated June 8, 2005 from the Company to the Bidder.
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                                    SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 8, 2005                By: /s/ Barbara J. Dreyer
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                                   Name: Barbara J. Dreyer
                                   Title: Treasurer
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                                  EXHIBIT INDEX

 EXHIBIT                         DESCRIPTION
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
(a)(5)(vii)  Letter dated June 3, 2005 from the Bidder to the Company.

(a)(5)(viii) Letter dated June 8, 2005 from the Company to the Bidder.